                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                                Mind2Market, Inc.
                                (Name of Issuer)
                         Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                    60268K205
                                 (CUSIP Number)

                             Shefsky & Froelich Ltd.
                              111 East Wacker Drive
                                   Suite 2800
                             Chicago, Illinois 60601
                                 (312) 527-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 20, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the
Notes).

--------------------------------------------------------------------------------
  CUSIP No. 60268K205              13D                    Page 2 of 12 Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     M2M Acquisition, LLC

     FEIN: 20-2833930
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Illinois
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               15,540,996*
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     15,540,996*
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     15,540,996*
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     95.2%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------

*     Includes options to purchase 340,996 shares of Issuer's common stock.
      Immediately following the acquisition, M2M Acquisition, LLC ("M2M")
      distributed the 15,200,000 shares of Issuer's common stock to M2M's members and a lender as described in Item 5.
**    The calculation of the foregoing percentage is based on there being
      15,985,305 outstanding ordinary shares of $0.0001 par value common stock on May 24, 2005, and assuming exercise of the options.

--------------------------------------------------------------------------------
  CUSIP No. 60268K205              13D                    Page 3 of 12 Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Grander, LLC

     FEIN: 36-4448057
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Illinois
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               2,831,250
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     2,831,250
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,831,250
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     17.7%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------

* The calculation of the foregoing percentage is based on there being 15,985,305 outstanding ordinary shares of $0.0001 par value common stock on May 24, 2005.

--------------------------------------------------------------------------------
  CUSIP No. 60268K205              13D                    Page 4 of 12 Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     DJS Investments II, LLC

     FEIN: 43-2069627
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Illinois
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               2,831,250
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     2,831,250
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,831,250
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     17.7%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------

* The calculation of the foregoing percentage is based on there being 15,985,305 outstanding ordinary shares of $0.0001 par value common stock on May 24, 2005.

--------------------------------------------------------------------------------
  CUSIP No. 60268K205              13D                    Page 5 of 12 Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Roberti Jacobs Family Trust U/A/D 11/11/99

-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               9,437,500
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     9,437,500
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     9,437,500
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     59%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------

* The calculation of the foregoing percentage is based on there being 15,985,305 outstanding ordinary shares of $0.0001 par value common stock on May 24, 2005.

  CUSIP No. 60268K205

Item 1.  Security and Issuer.

      This Schedule 13D relates to the common stock $0.0001 par value per share
("common stock"), of Mind2Market, Inc., a Colorado corporation (the "Issuer").
The principal executive offices of the Issuer are located at 7609 Ralston Road,
Arvada, Colorado 80002.

Item 2.  Identity and Background.

      (a)-(c) M2M Acquisition, LLC ("M2M") is an Illinois limited liability company with its principal office located at 875 North Michigan
            Avenue, Suite 3335, Chicago, Illinois 60611. M2M is a newly formed company formed for the purpose of acquiring shares of the Issuer.
            Lee Wiskowski is the Manager of M2M.

            Grander, LLC ("Grander") is an Illinois limited liability company with its principal office located at 875 North Michigan Avenue,
            Suite 3335, Chicago, Illinois 60611. Grander is a private investment company. Lee Wiskowski is the sole member of Grander.

            DJS Investments II, LLC ("DJS") is an Illinois limited liability company with its principal office located at 875 North Michigan
            Avenue, Suite 3335, Chicago, Illinois 60611. DJS is a private investment company. Douglas Stukel is the sole member of DJS.

            The Roberti Jacobs Family Trust U/A/D 11/11/99 has as its address at
            31 North Suffolk Lane, Lake Forest, Illinois 60045. The Roberti
            Jacobs Family Trust U/A/D 11/11/99 is an irrevocable trust. Ms. Joan
            B. Roberti serves as the trustee.

            Lee Wiskowski, the Manager of M2M and the sole member of Grander, has an office located at 875 North Michigan Avenue, Suite 3335,
            Chicago, Illinois 60611. Mr. Wiskowski is the co-chief executive officer of Capital Growth Systems, Inc., with an office located at
            50 East Commerce Drive, Suite A, Schaumburg, Illinois 60173. Mr.
            Wiskowski also provides financial and advisory services to emerging growth companies through Momentum Capital, L.L.C., located at 875
            North Michigan Avenue, Suite 3335, Chicago, Illinois 60611.

            Douglas Stukel, the sole member of DJS, has an office at 875 North
            Michigan Avenue, Suite 3335, Chicago, Illinois 60611. Mr. Stukel is
            the co-chief executive officer of Capital Growth Systems, Inc., with an office located at 50 East Commerce Drive, Suite A, Schaumburg,
            Illinois 60173. Mr. Stukel also provides financial and advisory services to emerging growth companies through Momentum Capital,
            L.L.C., located at 875 North Michigan Avenue, Suite 3335, Chicago,
            Illinois 60611.

      (d)-(e)During the past five years, none of M2M, Grander, DJS, the Roberti
            Jacobs Family Trust U/A/D 11/11/99, Lee Wiskowski and Douglas Stukel
            has (i) been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

  CUSIP No. 60268K205

      (f)   Lee Wiskowski and Doug Stukel are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      M2M Acquisition, LLC ("M2M"), is an Illinois limited liability company and has three members: Grander, LLC; DJS Investments II, LLC; and the Roberti
      Jacobs Family Trust U/A/D 11/11/99. The three members are joint filers in this Schedule 13D. On May 20, 2005, M2M borrowed $450,000 from Louis L.
      Orenstein, pursuant to a Promissory Note (the "Orenstein Loan"). M2M used the $450,000 in loan proceeds to purchase 15,200,000 shares (the "Shares")
      of Issuer's common stock (representing approximately 95% of Issuer's issued and outstanding shares). M2M purchased the newly issued Shares at
      $0.001 per share for an aggregate purchase price of $15,200. For additional nominal consideration (approximately $90 of working capital),
      M2M also acquired options from certain stockholders of Issuer, entitling
      M2M to purchase 340,996 additional shares of Issuer's common stock (the
      "Options"), exercisable immediately as follows: (1) 120,249 shares may be purchased on or before August 10, 2005, at a price of $5.00 per share; (2)
      80,249 shares may be purchased on or before November 8, 2005, at a price of $5.00 per share; (3) 80,249 shares may be purchased on or before
      February 6, 2006, at a price of $7.00 per share; and (4) 60,249 shares may be purchased on or before May 12, 2006, at a price of $10.00 per share.
      M2M loaned the balance of the Orenstein Loan proceeds ($434,800) to
      Issuer.

      The Orenstein Loan bears simple interest at the rate of 18% per year (with a 21% default rate), and is due and payable in a single installment on
      August 13, 2005. As part of the Orenstein Loan, M2M agreed to assign to
      Mr. Orenstein 100,000 shares of common stock of Issuer within 20 days following the date of execution of the note. The Orenstein Loan is secured by a pledge of the remaining 15,100,000 shares of Issuer's common stock.

      Immediately following the acquisition of the Shares, M2M made a distribution (with no additional consideration) of the Shares to Louis
      Orenstein as required by the Orenstein Loan and to its members on a pro rata basis based on such member's ownership interest in M2M. After the distribution, the Shares are owned as follows:

----------------------------------------------------------------------------------------------------------------------
Name of Entity  Receiving  the  Relationship to M2M          Number of Shares             Percentage Ownership of
Shares                                                                                    Issuer*
----------------------------------------------------------------------------------------------------------------------
Louis Orenstein                 Lender                       100,000                      0.7%
----------------------------------------------------------------------------------------------------------------------
Grander, LLC                    Member                       2,831,250                    17.7%
----------------------------------------------------------------------------------------------------------------------
DJS Investments II, LLC         Member                       2,831,250                    17.7%
----------------------------------------------------------------------------------------------------------------------
Roberti  Jacobs  Family  Trust  Member                       9,437,500                    59%
U/A/D 11/11/99
----------------------------------------------------------------------------------------------------------------------
Total                                                        15,200,000                   95.1%
----------------------------------------------------------------------------------------------------------------------

      * The calculation of the foregoing percentages is based on there being
15,985,305 outstanding ordinary shares of $0.0001 par value common stock on May
24, 2005.

  CUSIP No. 60268K205

      Following this distribution, M2M owns no shares of Issuer's common stock.
However, M2M continues to own the Options entitling it to purchase up to 340,996 shares of Issuer's common stock. The Orenstein Loan is secured by a pledge of the 15,100,000 shares of Issuer's common stock distributed to the three members.

Item 4.  Purpose of Transaction.

      M2M Acquisition, LLC ("M2M"), is an Illinois limited liability company and has three members: Grander, LLC; DJS Investments II, LLC; and the Roberti
      Jacobs Family Trust U/A/D 11/11/99. The three members are joint filers in this Schedule 13D. On May 20, 2005, M2M purchased 15,200,000 shares (the
      "Shares") of Issuer's common stock (representing approximately 95% of the
      Issuer's issued and outstanding shares) at $0.001 per share for an aggregate purchase price of $15,200. For additional nominal consideration
      (approximately $90 of working capital), M2M also acquired options from certain stockholders of Issuer entitling M2M to purchase 340,996 shares of
      Issuer's common stock (the "Options"), exercisable immediately as follows:
      (1) 120,249 shares may be purchased on or before August 10, 2005, at a price of $5.00 per share; (2) 80,249 shares may be purchased on or before
      November 8, 2005, at a price of $5.00 per share; (3) 80,249 shares may be purchased on or before February 6, 2006, at a price of $7.00 per share;
      and (4) 60,249 shares may be purchased on or before May 12, 2006, at a price of $10.00 per share. See Item 3 for a description of the financial terms surrounding the acquisition.

      The acquisition resulted in a change in control of Issuer. Effective concurrently with the closing of the acquisition, the size of Issuer's board was increased from three to four members. One of the Issuer's current directors resigned and Lee Wiskowski (the Manager of M2M and the sole member of Grander, LLC) and Douglas Stukel (the sole member of DJS
      Investments II, LLC) were appointed to fill the two vacancies. It is contemplated that the Issuer's remaining two directors will resign after the Issuer complies with the requirements of Rule 14f-1 promulgated under the Securities and Exchange Act of 1934 and the vacancies will be filled by two more M2M appointees.

      Additionally, in connection with the change of control of the Issuer on
      May 20, 2005, the Issuer's chief executive officer, treasurer and secretary resigned and Douglas Stukel was appointed to serve as Issuer's
      President and Lee Wiskowski was appointed to serve as Issuer's treasurer and secretary.

      At Issuer's annual meeting of the stockholders held on October 20, 2004,
      Issuer's stockholders authorized the board of directors to amend the
      Issuer's Articles of Incorporation to change the name of the Issuer to a new name at the discretion of the board. At a meeting of the board held on
      May 25, 2005, the board of directors approved an amendment to the Articles of Incorporation to change the name of Issuer from "Mind2Market, Inc." to
      "Health Partnership Inc." The amendment will become effective upon the
      Issuer filing Articles of Amendment with the Colorado Secretary of State.

      After the change of control, it is contemplated that Issuer will change its business plan. Historically, Issuer has been engaged in business endeavors including Internet advertising, marketing and promotion. Issuer has not realized significant revenues in these endeavors. It is

  CUSIP No. 60268K205

      contemplated that going forward, Issuer will pursue business activities related to fitness centers, physical therapy centers and other health-related businesses. In order to pursue these activities, it is anticipated that the Issuer will seek to raise additional capital to fund the purchase of one or more businesses with a particular focus on fitness centers, physical therapy centers and other health-related businesses.

      The contemplated change in business plans could relate to or result in:

      (a)   The acquisition of additional securities of the issue, or the disposition of securities of the Issuer;

      (b)   An extraordinary corporate transaction such as a merger,
            reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

      (c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d)   A change in the present board of directors or management of the
            Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the boards;

      (e)   A material change in the present capitalization or dividend policy of the Issuer;

      (f)   A material change in the Issuer's business or corporate structure;

      (g)   A change in the Issuer's charter, bylaws or instruments
            corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i)   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
            or

      (i)   Any action similar to any of those enumerated above.

      Furthermore, M2M may elect to exercise the Options to acquire additional shares of Issuer and the other filers may seek to acquire additional shares of the Issuer.

Item 5.  Interest in Securities of the Issuer.

      (a)-(c) M2M Acquisition, LLC ("M2M"), is an Illinois limited liability company and has three members: Grander, LLC; DJS Investments II, LLC; and the
Roberti Jacobs Family Trust U/A/D 11/11/99. M2M and the three members are joint filers in this Schedule 13D. On May 20, 2005, M2M purchased 15,200,000 shares
(the "Shares") of Issuer's common stock (representing approximately 95% of the
Issuer's issued and outstanding shares) at $0.001 per share for an aggregate purchase price of $15,200. For additional nominal consideration (approximately
$90 of working capital), M2M also acquired options from certain stockholders of
Issuer entitling M2M to purchase 340,996 shares of Issuer's common stock (the
"Options"), exercisable immediately as follows: (1) 120,249 shares may be purchased on or before August 10, 2005, at a price of $5.00 per share; (2)
80,249 shares may be purchased on or before November 8, 2005, at a price of
$5.00 per share; (3) 80,249 shares may be purchased on or before February 6,

  CUSIP No. 60268K205

2006, at a price of $7.00 per share; and (4) 60,249 shares may be purchased on or before May 12, 2006, at a price of $10.00 per share. Immediately after M2M acquired 15,200,000 shares of common stock of Issuer, M2M made a distribution of the shares to its three members and Louis Orenstein, pursuant to that certain
Orenstein Loan agreement described in Item 3, as follows:

----------------------------------------------------------------------------------------------------------------------
Name of Entity Receiving the    Relationship to M2M          Number of Shares--Sole       Percentage Ownership of
Shares                                                       Voting and Dispositive       Issuer
                                                             Power
----------------------------------------------------------------------------------------------------------------------
Louis Orenstein                 Lender                       100,000                      0.7%
----------------------------------------------------------------------------------------------------------------------
Grander, LLC*                   Member                       2,831,250                    17.7%
----------------------------------------------------------------------------------------------------------------------
DJS Investments II, LLC**       Member                       2,831,250                    17.7%
----------------------------------------------------------------------------------------------------------------------
Roberti Jacobs Family Trust     Member                       9,437,500                    59%
U/A/D 11/11/99
----------------------------------------------------------------------------------------------------------------------
Total                                                        15,200,000                   95.1%
----------------------------------------------------------------------------------------------------------------------

      * Lee Wiskowski, as the sole member of Grander, LLC, may be deemed to beneficially own the 2,831,250 shares owned by Grander, LLC.

      ** Douglas Stukel, as the sole member of DJS Investments II, LLC may be deemed to beneficially own the 2,831,250 shares owned by DJS Investments II,
LLC.

      Following this distribution, M2M owns no shares of Issuer. M2M, however, owns the Options to purchase 340,996 shares of Issuer's common stock. The
Orenstein Loan is secured by a pledge of the 15,100,000 shares of Issuer's common stock distributed to the three members.

      (d) No person, other than a Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the common stock beneficially owned by the Filing
Person.

      (e) M2M ceased to be an owner of the Issuer's common stock on May 20,
2005. M2M continues to own the Options to purchase 340,996 shares of Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

      See the responses to Items 3 and 4.

Item 7. Material to be filed as Exhibits.

      A.    Joint Filing Agreement.

      B.    Promissory Note in the amount of $450,000.

      C.    M2M Share Purchase and Loan Agreement effective as of May 20, 2005, among Mind2Market, Inc., a Colorado corporation, M2M Acquisition,
            LLC, James Clark, Global Network Media, Inc., and Michael Littman.

      D.    Form of Option Agreement.

      E.    Forms of Pledge Agreements.

  CUSIP No. 60268K205

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2005

                                     MZM Acquisition, LLC

                                     By:      /S/
                                              ----------------------------------
                                     Its:     Lee Wiskowski, Its Manager

                                     Grander, LLC

                                     By:      /S/
                                              ----------------------------------
                                     Its:     Lee Wiskowski, Its Sole Member

                                     DJS Investments II, LLC

                                     By:      /S/
                                              ----------------------------------
                                     Its:     Doug Stukel, Its Sole Member

                                     Roberti Jacobs Family Trust U/A/D 11/11/99

                                     By:      /S/
                                              ----------------------------------
                                     Its:     Joan B. Roberti, Trustee

  CUSIP No. 60268K205

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint
Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

May 31, 2005

                                      M2M Acquisition, LLC

                                      By:      /S/
                                               --------------------------------
                                      Its:     Lee Wiskowski, Its Manager

                                      Grander, LLC

                                      By:      /S/
                                               --------------------------------
                                      Its:     Lee Wiskowski, Its Sole Member

                                      DJS Investments II, LLC

                                      By:      /S/
                                               --------------------------------
                                      Its:     Doug Stukel, Its Sole Member

                                      Roberti Jacobs Family Trust

                                      By:      /S/
                                               --------------------------------
                                      Its:     Joan B. Roberti, Trustee

                                    EXHIBIT B

                                 PROMISSORY NOTE

$450,000.00                                                        May 13, 2005

      FOR VALUE RECEIVED, the undersigned promises to pay to the order of LOUIS
L. ORENSTEIN ("Payee") the principal sum of Four Hundred Fifty Thousand and
No/100 Dollars ($450,000.00) together with simple interest computed at the rate of eighteen percent (18%) per annum. Principal shall be payable on August 13,
2005 ("Maturity Date"). Following an event of default, this Note shall bear interest at the rate of twenty-one percent (21%) per annum. As additional interest, the undersigned shall assign to lender 100,000 shares of the issued and outstanding capital stock of Mind2Market, Inc., a Colorado corporation
("M2M"), and shall cause said shares to be transferred to the name of Payee within twenty (20) days following the date of this Note. Notwithstanding anything to the contrary herein, should the purchase by the undersigned of
15,200,000 shares of M2M not close for any reason, then the undersigned may payoff this Note in full by return of the principal amount hereof plus accrued unpaid interest within ten (10) days of advance, with no further obligation hereunder.

      The undersigned shall have the right to prepay the amounts due hereunder, in whole or in part, at any time without premium or penalty.

      Upon the occurrence of any of the following events of default:

            (a) Any payment due hereunder shall not be paid within ten (10) days after the date when due;

            (b) The undersigned shall fail to perform or observe any other obligation at the time and in the manner required by this note;

            (c) The undersigned shall: (i) generally not be paying the undersigned's debts as they become due; (ii) file, or consent, by answer or otherwise, to the filing against the undersigned of a petition for relief or reorganization or arrangement or any other petition in bankruptcy or insolvency under the laws of any jurisdiction; (iii) make an assignment for the benefit of creditors; (iv) consent to the appointment of a custodian, receiver, trustee or other officer with similar powers for itself or for any substantial part of its property; (v) be adjudicated insolvent; or (vi) take action for the purposes of any of the foregoing;

            (d) if any court of competent jurisdiction shall enter an order appointing, without the consent of the undersigned, a custodian, receiver, trustee or other officer with similar powers with respect to the undersigned or with respect to any substantial part of the property of the undersigned, or if an order for relief shall be entered in any case or proceeding for liquidation or reorganization or otherwise to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding up or liquidation of the undersigned's property, of if any petition for any such relief shall be filed against the undersigned and such petition shall not be dismissed within thirty
      (30) days; or

            (e) if the undersigned shall sell, transfer or otherwise dispose of all or substantially all of its assets or property or if shares representing greater than two-thirds of the voting control of the undersigned are sold or transferred in one transaction or a series of transactions;

then, and in any such and at any time thereafter, the Payee may, by written notice to the undersigned, declare the entire unpaid principal amount hereunder to be immediately due and payable, whereupon the same shall become forthwith due and payable, and proceed to exercise any and all rights and remedies that Payee may have at law or in equity.

      All payments made pursuant to the terms of this Note shall, at Payee's option, be applied first to the payment of any fees, expenses or other costs that the undersigned is obligated to pay hereunder, second to the payment of accrued interest hereunder and the remainder to reduce the unpaid principal amount hereof.

      The undersigned hereby waives presentment for payment, demand, notice of non-payment, notice of dishonor, protest of any dishonor, notice of protest and protest of this Note. The undersigned hereby consents to every extension of time, renewal, waiver or modification that may be granted by any holder hereof with respect to the payment or other provisions of this Note or any part hereof, with or without substitution, and agrees that additional makers or guarantors or endorsers may become parties hereto without notice to the undersigned, and without affecting the liability of the undersigned hereunder.

      If any attorney is engaged to collect all or any portion of the liabilities of the undersigned hereunder or to represent Payee or any holder hereof in any bankruptcy, reorganization, receivership or other proceedings affecting creditors' rights and involving a claim under this Note, or to represent Payee or any holder hereof in any other proceedings whatsoever in connection with this Note, then the undersigned shall be liable to Payee or any holder hereof for all reasonable attorneys' fees, costs and expenses in connection therewith, in addition to all other amounts due hereunder.

      No delay or omission on the part of Payee in exercising any rights or remedies contained herein shall operate as a waiver of such right or remedy or of any other right or remedy, and no singular or partial exercise of any right or remedy shall preclude any other further exercise thereof, or the exercise of any other right or remedy. A waiver of any right or remedy on any one occasion shall not be construed as a bar or waiver of any right or remedy on future occasions, and no delay, omission, waiver or partial exercise shall be deemed to establish a custom or course of dealing or performance between the parties hereto.

      In the event that any provision of this Note is deemed to be invalid by reason of the operation of any law, this Note shall be construed as not containing such provision and the invalidity of such provision shall not affect the validity of any other provisions hereof, and any other provisions hereof which otherwise are lawful and valid shall remain in full force and effect.

      This Note shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of Payee and the undersigned.

      This Note has been prepared by Shefsky & Froelich Ltd. ("S&F") solely in its capacity as counsel for the undersigned. S&F has advised Payer to retain independent counsel with respect to the subject matter hereof and has not provided any legal advice to Payee with respect to the subject matter hereof.
Payee and the undersigned understand that S&F has provided legal services to

                                       2

Payee with respect to a real estate transaction unrelated tot his matter and may provide other services to Payee or affiliates in the future; however, by acceptance of this Note, payee acknowledges that none of such representation of
Payee presently or in the future shall preclude S&F from representing the undersigned or M2M following the acquisition of M2M shares by the undersigned.

      This Note may not be changed of amended orally, but only by an instrument in writing signed by the party against whom enforcement of the change or amendment is sought.

      The validity and interpretation of this Note shall be governed by the internal laws (and not the laws of conflict) of the State of Illinois.

      IN WITNESS WHEREOF, the undersigned has executed this Note on the day and year first above written.

                                           M2M ACQUISITION, LLC

                                           By:
                                                 ----------------------
                                                 Lee Wiskowski, Manager

                                       3

                                    EXHIBIT C

                      M2M SHARE PURCHASE AND LOAN AGREEMENT

      This Share Purchase and Loan Agreement ("Agreement"), dated as of May 18,
2005, among, MIND2MARKET, Inc., a Colorado corporation (the "M2M"), and M2M
ACQUISITION, LLC, an Illinois limited liability company, or assigns ("Buyer").
Also party to this Agreement for the purposes set forth herein are JAMES CLARK
("JC") and GLOBAL NETWORK MEDIA, INC. ("Global") (collectively, the
"Shareholders"), and MICHAEL LITTMAN, ESQ. ("Escrow Agent").

                              W I T N E S S E T H:

      A. WHEREAS, M2M is a corporation duly organized under the laws of the
State of Colorado. It has substantial obligations set forth on Exhibit A attached.

      B. WHEREAS, Buyer wishes to purchase an aggregate of 15,200,000 shares of
2M common stock on a (post reverse split basis) at $0.001 per share, (the
"Purchase Shares"), and M2M desires to sell the Purchase Shares to Buyer and
Buyer is willing to loan $434,800 to Buyer on the terms set forth below, to enable Seller to pay off its obligations as set forth on Schedule A attached.

      C. Buyer intends immediately following the funding of the Loan to seek to raise additional capital for Seller to enable it to acquire one or more operating businesses.

      NOW, THEREFORE, it is agreed among the parties as follows:

                                   ARTICLE I

                                THE CONSIDERATION

      1.1 Stock Purchase. Subject to the conditions set forth herein, M2M shall sell to Buyer and Buyer shall purchase an aggregate of 15,200,000 newly issued shares of common stock of M2M from M2M. The purchase price for the shares to be paid by Buyer to M2M is $0.001 per share or $15,200 in the aggregate (the
"Consideration") which shall be paid at closing by a wire transfer or transmittal of a cashiers check to the Escrow Account for Mind2Market, Inc.

      1.2 Loan. Buyer agrees to loan to Seller the sum of $434,800 on the terms set forth in the form of note ("Note") set forth on Exhibit B attached hereto and made a part hereof. Upon the breaking of escrow called for herein, the loan shall be funded from the escrow proceeds and the Note shall be issued by Seller to Buyer.

                                   ARTICLE II

                         CLOSING AND ISSUANCE OF SHARES

      2.1 The Purchase Shares shall be issued by M2M to Buyer as "duly issued fully paid and non-assessable" by depositing same with Escrow Agent for delivery to Buyer, upon receipt of the Consideration by M2M, and satisfaction of a) the conditions precedent in Article VI, and b) procedures in Article V.

      2.2 Closing hereunder shall be completed by delivery to Escrow Account, of the requisite closing documents and cash consideration, and delivery of the share certificates to Attorney Michael A. Littman, Esq. on or before May 23,
2005 at 5:00 p.m. PST ("Closing Date") subject to satisfaction of the terms and conditions set forth herein. Consideration may be delivered by Federal Express or wire transfers, and any closing documents may be delivered by facsimile,
Federal Express or other appropriate means. If and only if the Closing occurs,
Seller agrees to reimburse Buyer for all legal fees and costs incurred by Buyer in connection with the negotiation, documentation and closing of the transactions contemplated herein.

                                  ARTICLE III

                  REPRESENTATIONS, WARRANTIES AND COVENANTS OF
                              M2M AND SHAREHOLDERS

      M2M and each of the Shareholders hereby jointly and severally, represents, warrants and covenants to Buyer as follows and agrees to those items specified below to the extent they relate to the party: in addition, Escrow Agent jointly and severally represents and warrants with M2M and the Shareholders as follows
(to the extent specifically referencing Escrow Agent):

      3.1 M2M is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, and has the corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted. The Articles of Incorporation and Amendments and Bylaws
of M2M, are complete and accurate, and the minute books of M2M, copies of which have also been made available to Buyer, contain a record, which is complete and accurate in all material respects, of all meetings, and all corporate actions of the shareholders and Board of Directors of M2M.

      3.2 (a) The authorized capital stock of M2M consists of 50,000,000 shares of common stock; and 5 million shares each of Preferred stock. No Preferred stock is issued or outstanding. There are 792,503 shares of Common Stock of M2M issued and outstanding subject to adjustment for round up shares estimated to be less than 3,000 shares resulting from a one for fifty reverse split which took effect prior to closing. All such shares of capital stock of M2M are validly issued, fully paid, non-assessable and free of preemptive rights. M2M has outstanding options as described in Section 6.5(a) hereof, but no other warrants, or other rights to purchase, or subscribe to, or other securities convertible into or exchangeable for any shares of capital stock of M2M, or contracts or arrangements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of M2M. All of the outstanding shares of capital stock of M2M have been offered, issued, sold and delivered in compliance with applicable federal and state securities laws and none of such securities were, at the time of issuance, subject to preemptive rights. None of such issued and outstanding shares is the subject of any voting trust agreement relating to the voting thereof or restricting in any way the sale or transfer thereof.

            (b) M2M shall issue the Purchase Shares pursuant to this Agreement free and clear of any lien, pledge, security interest or other encumbrance, and, the Buyer will acquire good and valid title to the Purchase Shares, free and clear of any lien, pledge, security interest or other encumbrance. None of the
Purchase Shares are the subject of any voting trust agreement or other agreement relating to the voting thereof or restricting in any way the sale or transfer thereof except for this Agreement. M2M has full right and authority to issue such Purchase Shares pursuant to the terms of this Agreement.

      3.3 M2M does not own nor has it owned, in the last three years, any outstanding shares of capital stock or other equity interests of any

                                       2

partnership, joint venture, trust, corporation, limited liability company or other entity and there are no obligations of M2M to repurchase, redeem or otherwise acquire any capital stock or equity interest of another entity.

      3.4 This Agreement has been duly authorized, validly executed and delivered on behalf of M2M and is a valid and binding agreement and obligation of M2M enforceable against the parties in accordance with its terms, subject to limitations on enforcement by general principles of equity and by bankruptcy or other laws affecting the enforcement of creditors' rights generally, and M2M has complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement.

      3.5 Neither the making of nor the compliance with the terms and provisions of this Agreement and consummation of the transactions contemplated herein by
M2M or M2M will conflict with or result in a breach or violation of the Articles of Incorporation or Bylaws of M2M, or of any material provisions of any indenture, mortgage, deed of trust or other material agreement or instrument to which M2M are a party, or of any material provision of any law, statute, rule, regulation, or any existing applicable decree, judgment or order by any court, federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over M2M, or any of its material properties or assets, or will result in the creation or imposition of any material lien, charge or encumbrance upon any material property or assets of M2M pursuant to the terms of any agreement or instrument to which M2M is a party or by which M2M may be bound or to which any of M2M property is subject and no event has occurred with which lapse of time or action by a third party could result in a material breach or violation of or default by M2M.

      3.6 There is no claim, legal action, arbitration, governmental investigation or other legal or administrative proceeding, nor any order, decree or judgment in progress, pending or in effect, or to the best knowledge of M2M or any Shareholder threatened against or relating to M2M or affecting any of its assets, properties, business or capital stock. There is no continuing order, injunction or decree of any court, arbitrator or governmental authority to which
M2M is a party or by which M2M or its assets, properties, business or capital stock are bound.

      3.7 M2M has accurately prepared and filed all federal, state and other tax returns required by law, domestic and foreign, to be filed by it, has paid or made provisions for the payment of all taxes shown to be due and all additional assessments, and adequate provisions have been and are reflected in the financial statements of M2M for all current taxes and other charges to which M2M is subject and which are not currently due and payable. None of the Federal income tax returns of M2M have been audited by the Internal Revenue Service or other foreign governmental tax agency. M2M and each Shareholder has no knowledge of any additional assessments, adjustments or contingent tax liability (whether federal or state) pending or threatened against M2M for any period, nor of any basis for any such assessment, adjustment or contingency.

      3.8 M2M has delivered to Buyer audited financial statements dated December
31, 2004. All such statements, herein sometimes called "M2M Financial
Statements" are complete and correct in all material respects and, together with the notes to these financial statements, present fairly the financial position and results of operations of M2M for the periods indicated. All financial statements of M2M have been prepared in accordance with generally accepted accounting principles.

                                       3

      3.9 As of the date hereof, M2M and each Shareholder and Escrow Agent, represents and warrants that all outstanding indebtedness of M2M is as shown on the financial statements (except for legal and accounting services related to this transaction) and all such scheduled indebtedness, if any, which will be the sole responsibility of M2M and shall be paid in full by M2M at the Closing hereunder from the Consideration Proceeds. In addition, at the Closing, M2M shall provide updated interim financial statements as of the Closing Date specifying all accrued liabilities of M2M through such date (including accrued, unpaid legal fees of Escrow Agent through the Closing Date) and shall further cause all of such accrued liabilities through the Closing Date to be paid from the Consideration proceeds.

      3.10 Since the dates of the M2M Financial Statements, there have not been any material adverse changes in the business or condition, financial or otherwise, of M2M. M2M does not have any liabilities, commitments or obligations, secured or unsecured except as shown on updated financials (whether accrued, absolute, contingent or otherwise), and which shall be fully paid at the closing.

      3.11 M2M is not a party to any contract performable in the future. M2M is not liable on any existing contract or subject to any existing contract other than as set forth on Schedule 3.11 attached hereto. M2M shall as a condition precedent to closing not enter into any contract from the date hereof through the Closing Date without the prior written consent of Buyer.

      3.12 The representations and warranties of the M2M shall be true and correct as of the date hereof.

      3.13 M2M shall deliver to Buyer all of its corporate books and records at closing.

      3.14 M2M has no employee benefit plan in effect at this time, and no open benefits or stock options or warrants are outstanding as of date hereof.

      3.15 No representation or warranty by M2M in this Agreement, or any certificate delivered pursuant hereto contains any untrue statement of a material fact or omits to state any material fact necessary to make such representation or warranty not misleading.

      3.16 Buyer has received copies of Form 10KSB as filed with the Securities and Exchange Commission ("SEC") which include audits for the year ended December
31, 2004 and each of its other reports to shareholders filed with the SEC through the period ended December 31, 2004. M2M is a registered company under the Securities Exchange Act of 1934, as amended.

      3.17 M2M has filed reports required to be filed by it under the Securities
Exchange Act of 1934, as amended (the "Federal Securities Laws".) No such reports, or any reports sent to the shareholders of M2M generally contained any untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements in such report, in light of the circumstances under which they were made, not misleading.

      3.18 The Buyer has not received any general solicitation or general advertising regarding the shares of M2M's common stock.

                                       4

      3.19 M2M has conducted no business whatsoever except settlement of accounts since January 1, 2003, and has incurred no liabilities except as shown on the financial statements, which shall be paid at closing by M2M from the
Consideration proceeds.

      3.20 There have been no material changes, debts, or liabilities incurred by M2M since the date of 10KSB for December 31, 2004, or since then to date hereof, except legal and accounting fees for 10K and 10Q and the legal/consulting fees incurred in this transaction.

      3.21 Buyer will receive a good standing certificate from the State of
Colorado and an updated Shareholders List at the time of closing.

      3.22 There are presently three (3) directors of M2M and no director nominees.

                                   ARTICLE IV

                        TERMINATION OF REPRESENTATION AND
               WARRANTIES AND CERTAIN AGREEMENTS; INDEMNIFICATION

      Any legal action or proceeding with respect to this Agreement or any matters arising out of or in connection with this Agreement or the transactions contemplated hereby or the documents executed and delivered in connection herewith, and any action for enforcement of any judgment in respect thereof may be brought in the courts of the State of Colorado or of the United States of
America for the District of Colorado, and, by execution and delivery of this
Agreement, the parties each hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and appellate courts thereof. The parties irrevocably consent to service of process out of any of the aforementioned courts in any such action or proceeding in accordance with the notice provisions set forth in Section 9.5.
The parties each hereby irrevocably waive any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement or the transactions contemplated hereby or the documents execute and delivered in connection herewith brought in the courts referred to above and hereby further irrevocably waive and agree, to the extent permitted by applicable law, not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. Nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law.

                                   ARTICLE V

                              PROCEDURE FOR CLOSING

      5.1 At the Closing Date, the purchase and sale shall be consummated after satisfaction of all conditions precedent set forth in Article VI, by common stock certificates for the Purchase Shares of M2M being delivered, duly executed, for 15,200,000 shares of common stock to Escrow Agent, and the delivery of the Consideration for share purchase to Escrow Agent from the Buyer, together with delivery of all other items, agreements, stock powers, warranties, and representations set forth in this Agreement.

      5.2 Escrow Agent for transaction is Michael A. Littman Attorney, 7609
Ralston Road, Arvada, CO 80002. Funds from Share Purchase proceeds shall be disbursed from Escrow in accordance with Schedule A to be attached hereto.

                                       5

                                   ARTICLE VI

            CONDITIONS PRECEDENT TO THE CONSUMMATION OF THE PURCHASE

      The following are conditions precedent to the consummation of the
Agreement on or before the Closing Date:

      6.1 M2M and Buyer shall have performed and complied with all of their respective obligations hereunder which are to be complied with or performed on or before the Closing Date.

      6.2 No action, suit or proceeding shall have been instituted or shall have been threatened before any court or other governmental body or by any public authority to restrain, enjoin or prohibit the transactions contemplated herein, or which might subject any of the parties hereto or their directors or officers to any material liability, fine, forfeiture or penalty on the grounds that the transactions contemplated hereby, the parties hereto or their directors or officers, have violated any applicable law or regulation or have otherwise acted improperly in connection with the transactions contemplated hereby, and the parties hereto have been advised by counsel that, in the opinion of such counsel, such action, suit or proceeding raises substantial questions of law or fact which could reasonably be decided adversely to any party hereto or its directors or officers.

      6.3 The representations and warranties made by M2M in this Agreement shall be true as though such representations and warranties had been made or given on and as of the Closing Date, except to the extent that such representations and warranties may be untrue on and as of the Closing Date because of changes caused by transactions suggested or approved in writing by the Buyer.

      6.4 M2M shall have caused the effectuation of the one for fifty reverse-split of its issued and outstanding stock and a name change to a name designated by Buyer.

      6.5 M2M shall have provided written proof to Buyer in form and substance satisfactory to Buyer establishing the following:

            (a) All of the options previously issued or issuable by M2M have been cancelled, including but not limited to the following:

 Option Holder                                                                                  Amount
 -------------                                                                                  ------
 Charles Jacobson....................................................................          500,000
 Douglas Deckert.....................................................................        1,250,000
 James Clark.........................................................................        3,000,000
 Douglas Webber (satisfied by issuance of 1,000,000 shares)..........................        1,125,000(1)
 Dynacor Systems, Inc................................................................        4,000,000
 Global Network Media, Inc...........................................................        2,000,000
 b)  The following persons retain an option to purchase shares
 Michael Novak.......................................................................     10,000 (post
                                                                                          reverse @ $5.00)
 Ronald Powell.......................................................................      5,000 shares
                                                                                          (post reverse)
 c)   The following persons have had options satisfied by either issuance of shares, or transfer of shares
 Mo Hill.............................................................................        1,000,000

 Redgie Green........................................................................          250,000

                                       6

      (b) Written proof, together with names and contact numbers of verification by Buyer that all of the accrued, unpaid obligations of M2M through the Closing
Date have either been satisfied in full or are capable of being satisfied in full (and will be subject to direction for application per Schedule A) from the
Consideration proceeds, including but not limited to the following:

            (i) all accounts payable and loans outstanding as evidenced in the
      Form 10KSB for fiscal year ended December 31, 2004; and

            (ii) all obligations of M2M through closing to each of JC, Michael
      A. Littman, Michael Johnson and the Transfer Agent of M2M

      6.6 Shareholders shall have tendered certificates for 55,000 post-split shares to Buyer into escrow and Buyer shall have the right to cancel said shares based on the trading ten (10) days' average closing bid price for the M2M stock as a set off against any loss or liability incurred by M2M as the result of a breach of any representation or warranty hereunder with respect to any of the
Shareholders or M2M. In addition, each of the Shareholders agree that for twelve
(12) months following the Closing Date he will not directly or indirectly sell, sell short, grant an option in or otherwise trade in any securities of M2M without Buyer's prior written consent, which may be withheld for any reason.

      6.7 Shareholders of the Company holding an aggregate of 300,000 post-split shares shall have tendered into escrow with the Escrow Agent certificates for such shares (the "Option Shares") together with two (2) duly executed (in blank)
assignments separate from certificate (the "Assignments") for each share certificate so tendered subject to the terms and conditions of the form of
Option Agreement attached hereto as Exhibit B (the options thereunder being the
"Options"), granting Buyer or its designee the right to purchase some or all of the Option Shares on the terms and conditions set forth in the Options
Agreements. Option Shares for which Buyer or its designees has exercised the requisite option, shall upon presentation of proof of the same to Escrow Agent, be turned over to Buyer or its designees together with the corresponding
Assignment, and if the exercise is for an amount of shares less than the certificate(s) in escrow, then the Escrow Agent shall deliver the certificate(s)
in question with the Assignments, duly completed to reflect the Option exercise to the Company's transfer agent with instructions to break up the excess shares into two separate certificates, one to Buyer for the number of shares purchased per the Option exercise, and the second in the name of the optionor, with instructions to be returned to Escrow Agent to continue to hold the same in escrow pending termination of the escrow created hereunder.

                                       7

                                  ARTICLE VII

                           TERMINATION AND ABANDONMENT

      7.1 Anything contained in this Agreement to the contrary notwithstanding, the Agreement may be terminated and abandoned at any time prior to or on the
Closing Date:

            (a) By mutual consent of parties;

            (b) By M2M or Buyer, if any condition set forth in Article VI relating to the other party has not been met or has not been waived by the party to whose benefit the condition runs;

            (c) By M2M or Buyer, if any suit, action, or other proceeding shall be pending or threatened by the federal or a state government before any court or governmental agency, in which it is sought to restrain, prohibit, or otherwise affect the consummation of the transactions contemplated hereby;

            (d) By M2M or Buyer, if there is discovered any material error, misstatement or omission in the representations and warranties of another party;

            (e) By M2M, if the Closing does not occur, through no failure to act by M2M, on the Closing Date, or if Buyer fails to deliver the consideration required herein; or

            (f) By Buyer if M2M fails to take all actions necessary to effect the closing by the Closing Date.

      7.2 Any of the terms or conditions of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, by action taken by its Board of Directors or Managers; provided, however, that such action shall be taken only if, in the judgment of the Board of Directors or Managers taking the action, such waiver will not have a materially adverse effect on the benefits intended under this Agreement to the party waiving such term or condition.

                                  ARTICLE VIII

             CONTINUING REPRESENTATIONS AND WARRANTIES AND COVENANTS

      8.1 The respective representations, warranties, and covenants of the parties hereto and the covenants and agreements of the parties hereto shall survive after the closing under this Agreement in accordance with the terms thereof.

      8.2 There are no representations whatsoever about any matter relating to
M2M or any item contained in this Agreement, except as is contained in the express language of this Agreement.

                                   ARTICLE IX

                                  MISCELLANEOUS

      9.1 This Agreement embodies the entire agreement between the parties, and there have been and are no agreements, representations or warranties among the

                                       8

parties other than those set forth herein or those provided for herein, except that a companion document, the Reorganization Agreement, has been executed concurrently which contains numerous warranties and representations.

      9.2 To facilitate the execution of this Agreement, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument.

      9.3 All parties to this Agreement agree that if it becomes necessary or desirable to execute further instruments or to make such other assurances as are deemed necessary, the party requested to do so will use its best efforts to provide such executed instruments or do all things necessary or proper to carry out the purpose of this Agreement.

      9.4 This Agreement may not be amended except by written consent of both parties.

      9.5 Any notices, requests, or other communications required or permitted hereunder shall be delivered personally or sent by overnight courier service, prepaid, addressed as follows:

      If to M2M or any Stockholder::     c/o Mind2Market, Inc.
                                         7609 Ralston Road
                                         Arvada, CO  80002
                                         Attention:        _____________________
                                         Facsimile:        _____________________

      If to Buyer:                       c/o M2M Acquisition, LLC
                                         875 North Michigan Avenue - Suite 3335
                                         Chicago, IL  60611
                                         Attention:        Lee Wiskowski
                                         Facsimile:        312-640-2976

or such other addresses as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date received.

      9.6 No press release or public statement will be issued relating to the transactions contemplated by this Agreement without prior approval of the Buyer and M2M. However, M2M may issue at any time any press release or other public statement it believes on the advice of its counsel it is obligated to issue to avoid liability under the law relating to disclosures, but the party issuing such press release or public statement shall make a reasonable effort to give the other party prior notice of and opportunity to participate in such release or statement.

      9.7 This Agreement shall be governed by and construed in accordance with and enforced under the laws of the state of Colorado applicable to all agreements made hereunder. Venue and jurisdiction for any legal actions hereunder shall be District Court in and for Jefferson County, Colorado.

      9.8 In connection with this Agreement the Buyer has appointed Michael A.
Littman, Esq. as their Escrow Agent to do the following upon receipt by Escrow
Agent of a signed certificate from Buyer and from Seller certifying that all conditions precedent to closing have been satisfied in full:

                                       9

            (a) Transmit the purchase price of $15,200 and the loan proceeds of
$434,800 (collectively, $450,000 in the aggregate) to those persons designated on Schedule A which payments shall be deemed payments being made by M2M for satisfaction of the liabilities set forth on Schedule A concurrent with transmittal to Michael A. Littman of the shares (15,200,000) being purchased herein;

            (b) Accept the common stock certificates of M2M with duly signed and guaranteed signatures for 15,200,000 common shares from M2M for delivery to
Buyer and its designees;

            (c) Transmit by Federal Express the stock certificates to Buyer pursuant to their instruction at the notice address set forth above;

            (d) In the event of default in delivery of cash or certificates by a party under this agreement, any cash or certificates received from the other party shall be returned to the remitting party three (3) business days after demand by the remitting party;

            (e) Continue to hold the Option Shares in accordance with the terms of Section 6.7 hereof; and

            (f) Escrow Agent is specifically indemnified and held harmless hereby for his actions or inactions in following these instructions. In the event of a dispute involving the escrow instructions or the consideration to be delivered in escrow, the Escrow Agent is authorized to implead the consideration received into the District Court of Jefferson County Colorado upon ten (10)
days' written notice, and be relieved of any further escrow duties thereupon.
Any and all costs of attorneys fees and legal actions of Escrow Agent for any dispute resolution or impleader action shall be paid in equal shares by the parties to this agreement.

      9.9 Escrow Agent shall be authorized to disburse funds upon receipt of the payment for the purchase shares in accordance with M2M's written instructions.

      9.10 M2M agrees to appoint the Buyer's designee as President, and JC shall immediately resign as the President of M2M, upon closing. M2M agrees to cause its board of directors to execute minutes appointing four (4) Buyer's designee(s) as directors of M2M concurrent with the closing hereunder and to cause the delivery at closing of the resignations of each of its current directors effective twenty (20) days following the closing date. Buyer shall provide the names of the appointees for officers as soon as the Buyer wishes to have the persons appointed to the offices. Sellers' current directors shall resign effective ten (10) days after mailing of Notice to Shareholders pursuant to Section 14(f) of the Securities & Exchange Act of 1934.

      9.11 Buyer reserves the right to assign its rights and obligations hereunder to an affiliate.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                       10

      IN WITNESS WHEREOF, the parties have executed this Agreement this _____
day of May, 2005.

SHAREHOLDERS:                           M2M:

                                        MIND2MARKET, INC., a Colorado
---------------------------------
JAMES CLARK                             corporation

                                        By:
                                               --------------------------------
                                        Its:
                                               --------------------------------

                                        BUYER:

                                        M2M ACQUISITION, LLC, an Illinois
                                        limited liability company
GLOBAL NETWORK MEDIA, INC.

                                        By:
                                               --------------------------------
By:                                            Lee Wiskowski, Manager
           ----------------------
Its:
           ----------------------
                                        ESCROW AGENT:

                                        ---------------------------------------
                                        Michael Littman, Esq.

                                       11
EXHIBIT D
FORM OF OPTION AGREEMENT

STOCK OPTION AGREEMENT

This Stock Option Agreement (the "Agreement"), dated as of ________ 2005, is made by and between ("Optionor") and ______________ ("Optionee").

In consideration of ten dollars and no/100ths and other good and valuable consideration, Optionor hereby grants to the Optionee, its successors and assigns, the right to purchase and receive from Optionor up to an aggregate of ________ shares (post reverse split of one for fifty) (the "Shares") of common stock of Mind2Market, Inc. or its successors on the terms herein provided (the "Option").

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purpose of defining the terms and provisions of this Agreement and the Option hereby granted, Optionor and Optionee hereby agree as follows:

1. Terms of Exercise. The Option granted herein may be exercised by Optionee in whole or in part at any time or times set forth on Schedule A. Optionee may exercise the Option from time to time during a 365 day period hereafter by delivering to "Escrow Agent" (identified below) the purchase price for each Share (the "Exercise Price") for which Optionee is exercising the Option within the times and prices set forth in Schedule A attached hereto. The Exercise Price reflects the 1 for 50 reverse stock split effectuated by Mind2Market, Inc. Payments shall be made to Optionor by bank check or wire transfer. Upon receipt by Escrow Agent of Optionee's payment, Escrow Agent shall transfer the number of Shares so purchased upon the exercise of the Option.

2. Purchase Schedule and Pricing Conditions.

A) Shares shall be held by Michael A. Littman, Escrow Agent, who shall transfer the shares purchased to Optionee upon concurrent payment of the purchase price to Optionor.

B) Optionee must purchase the Shares within the time period and at Exercise Price as specified hereinabove. Failure to exercise the incremental option by purchase within the time period shall cause such option to purchase that increment of the Shares to be null and void.

3. Representations, Warranties, and Covenants of Optionor. Optionor hereby represents and warrants, as of the date of this Agreement and as of each date upon which Optionee exercises the Option, as follows:

A) None of the representations or warranties made by Optionor contains any untrue statement of material fact, or omits to state any material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

B) Optionor owns all right, title, and interest to the Shares, and the Shares are and will be free and clear of any and all liens, claims, and encumbrances of any kind or nature.

4. Unregistered Securities. The Shares have not been registered under the Securities Act of 1933, as amended and are currently restricted shares.

5. Notices. Any notice pursuant to this Agreement by Optionor or Optionee shall be in writing and shall be deemed to have been duly given if delivered personally with written receipt acknowledged or mailed by certified mail five days after mailing, return receipt requested:

If to Optionee:

If to Optionor:

Any party hereto may from time to time change the address to which notices to it are to be delivered or mailed hereunder by notice in accordance herewith to the other party.

6. All the covenants and provisions of this Agreement by or for the benefit of Optionee or Optionor shall bind and inure to the benefit of their respective successors and assigns hereunder.

7. Applicable Law. This Agreement shall be deemed to be a contract made under the laws of the State of Colorado and for all purposes shall be construed in accordance with the laws of said state.

8. In the event legal action is necessary to enforce this Agreement, the prevailing party shall be entitled to an award of all its reasonable attorney's fees and costs incurred in connection with enforcement of this Agreement.

9. This option shall be void if M2M Acquisition Corp. fails to purchase control of Mind2Market, Inc. within ten days after date hereof.

Signature Page to Follow

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed, all as of the day and year first above written.

OPTIONEE:

____

____

OPTIONOR:

____

                                    EXHIBIT E

                             STOCK PLEDGE AGREEMENT

      This Stock Pledge Agreement ("Agreement"), dated May 13, 2005 is made by
M2M ACQUISITION, LLC ("Pledgor") in favor of LOUIS L. ORENSTEIN ("Secured
Party").

                                   BACKGROUND

      A. Secured Party is lending money to Pledgor to enable it to purchase
15,200,000 shares of common stock of Mind2Market, Inc., a Colorado corporation
("M2M"), comprising approximately ninety-five percent (95%) of its issued and outstanding capital stock as evidenced by that certain promissory note of even date herewith from Pledgor to Secured Party (the "Note").

      B. To induce the Secured Party to make the loan evidenced by the Note,
Pledgor has agreed to pledge and deposit certain stock with the Secured Party as security for the repayment of the Note.

      NOW THEREFORE, for other good and sufficient consideration, the receipt of which is hereby acknowledged, Pledgor, intending to be legally bound hereby, covenants and agrees as follows:

      1. Pledge. Pledgor, for the purpose of granting a continuing lien and security interest, does hereby assign, pledge, hypothecate, deliver and set over to Secured Party, his successors and assigns, 15,100,000 shares of common stock in M2M, together with any additions, exchanges, replacements and substitutions therefor, dividends and distributions with respect thereto, and the proceeds thereof (collectively, the "Pledged Collateral").

      2. Obligations. The pledge and security interest described herein shall continue in effect to secure all of Pledgor's obligations under the Note (the
"Obligations") until all Obligations have been indefeasibly paid and satisfied in full.

      3. Delivery of Pledged Collateral. All certificates or instruments representing or evidencing the Pledged Collateral shall be delivered to and held by or on behalf of the Secured Party pursuant hereto (subject only to the delivery of the certificates to the transfer agent so that 100,000 of the purchased shares can be delivered to Secured Party for funding the loan and the remaining 15,100,000 shares are to be held by Secured Party as the Collateral)
and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance reasonably satisfactory to the Secured Party. The Pledgor shall deliver to Secured Party:

            (a) certificates, if any, evidencing Pledgor's ownership of any additional securities; and

            (b) deliver to Secured Party an assignment separate from certificate with respect to any such additional securities, executed in blank by
      Pledgor.

Pledgor agrees to execute and deliver such additional instruments, assignments, stock powers and other documents as, in the judgment of Secured Party, may be necessary or convenient to carry out the terms of this Agreement. The Secured
Party shall have the right, at any time in its discretion and with notice to the
Pledgor, to transfer to, or to register in the name of, the Secured Party or any of its nominees any or all of the Pledged Collateral.

      4. Dividends. During the term of this Agreement, and so long as Pledgor is not in default in the performance of any of the terms of this Agreement or the
Note, when and if any dividends are paid on the Pledged Collateral, Pledgor shall be entitled to receive and to utilize free and clear of the lien of this
Agreement any and all cash dividends paid in respect of the Pledged Collateral
Upon the occurrence and during the continuation of an event of default (as defined in the Note), any dividend paid in respect of the Pledged Collateral shall be paid directly to the Secured Party, and such dividends shall be allocated to pay principal and interest until such amounts are paid in full.

      5. Voting Rights. During the term of this Agreement, and so long as
Pledgor is not in default in the performance of any of the terms of this
Agreement or the Note, the Pledgor shall be entitled to exercise all of their voting and other consensual rights pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Pledge
Agreement or the Note, provided that Pledgor shall not exercise any such right if, in the Secured Party's judgment, such action would modify or in any way adversely change Secured Party's rights under the Pledged Collateral. Upon the occurrence and during the continuance of a default under this Agreement or the
Note and the delivery of notice of default from Secured Party to Pledgor and
Pledgor's failure to cure the default with ten (10) days following delivery of the notice, all rights of the Pledgor to exercise the voting and other consensual rights which such Pledgor would otherwise be entitled to exercise pursuant to this Section 5 shall cease, and all such rights shall thereupon become vested in the Secured Party, who shall thereupon have the sole right to exercise such voting and other consensual rights.

      6. Payment of Obligations; Release of Collateral. Upon payment in full of the Obligations, Secured Party shall promptly return the Pledged Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof.

      7. Event of Default. If an event of default (as defined in the Note)
occurs and is continuing under the Note, then Secured Party may, at its sole option, exercise from time to time with respect to the Pledged Collateral any and/or all rights and remedies available to it hereunder, under the Uniform
Commercial Code as adopted in the State of Illinois ("UCC"), or otherwise available to it, at law or in equity, including, without limitation, the right to dispose of the Pledged Collateral at public or private sale(s) or other proceedings, and Pledgor agrees that, if permitted by law, Secured Party or its nominee may become the purchaser at any such sale(s); provided, however, in all events, Secured Party agrees to give to Pledgor at least twenty (20) days'
written notice prior to its sale or other disposition of any of the Pledged
Collateral. The proceeds of any Pledged Collateral received by Secured Party at any time, whether from the sale of Pledged Collateral or otherwise, may be applied to or on account of the Obligations and in such order as Secured Party may elect. In addition, Secured Party may, in its discretion, apply any such proceeds to or on account of the payment of all costs, fees and expenses
(including, without limitation, attorneys' fees) which may be incurred by
Secured Party.

      8. Commercial Sale. Pledgor recognizes that Secured Party may be unable to effect, or may effect only after such delay which would adversely affect the value that might be realized from the Pledged Collateral, a public sale of all or part of the Pledged Collateral by reason of certain prohibitions contained in the Securities Act of 1933, as amended ("Securities Act") and may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such securities for their own account, for investment and not with a view to the distribution or resale thereof. Pledgor agrees that any such private sale may be at prices and

                                       2

on terms less favorable to Secured Party or the seller than if sold at public sales, and therefore recognizes and confirms that such private sales shall not be deemed to have been made in a commercially unreasonable manner solely because they were made privately. Pledgor agrees that Secured Party has no obligation to delay the sale of any such securities for the period of time necessary to permit the issuer of such securities to register such securities for public sale under the Securities Act.

      9. Representations and Warranties. Pledgor hereby represents and warrants that:

            (a) Except as pledged herein to Secured Party, Pledgor has not sold, assigned, transferred, pledged or granted any option or security interest in or otherwise hypothecated the Pledged Collateral in any manner whatsoever and the Pledged Collateral is pledged herewith free and clear of any and all liens, security interests, encumbrances, claims, pledges, restrictions, legends, and options;

            (b) Pledgor has the full power and authority to execute, deliver, and perform under this Agreement and to pledge the Pledged Collateral hereunder; and

            (c) This Agreement constitutes the valid and binding obligation of
      Pledgor, enforceable in accordance with its terms, and the pledge of the
      Pledged Collateral referred to herein is not in violation of and shall not create any default under any agreement, undertaking or obligation of
      Pledgor.

      10. Protection of Pledged Collateral. Secured Party shall have no obligation to take any steps to preserve, protect or defend the rights of
Pledgor or Secured Party in the Pledged Collateral against other parties.
Secured Party shall have no obligation to sell or otherwise deal with the
Pledged Collateral at any time for any reason, whether or not upon request of
Pledgor, and whether or not the value of the Pledged Collateral, in the opinion of Secured Party or Pledgor, is more or less than the aggregate amount of the
Obligations secured hereby, and any such refusal or inaction by Secured Party shall not be deemed a breach of any duty which Secured Party may have under law to preserve the Pledged Collateral. Except as provided by applicable law, no duty, obligation or responsibility of any kind is intended to be delegated to or assumed by Secured Party at any time with respect to the Pledged Collateral.

      11. Commercial Notice. To the extent Secured Party is required by law to give Pledgor prior notice of any public or private sale, or other disposition of the Pledged Collateral, Pledgor agrees that twenty (20) days' prior written notice to Pledgor shall be a commercially reasonable and sufficient notice of such sale or other intended disposition. Pledgor further recognizes and agrees that if the Pledged Collateral, or a portion thereof, threatens to decline speedily in value or is of a type customarily sold on a recognized market,
Pledgor shall not be entitled to any prior notice of sale or other intended disposition.

      12. Indemnity. Pledgor shall indemnify, defend and hold harmless Secured
Party from and against any and all claims, losses and liabilities resulting from any breach by Pledgor of Pledgor's representations and covenants under this
Agreement.

      13. Changes to Note. Pledgor hereby consents and agrees that Secured Party may at any time or from time to time in its sole discretion, subject to the terms of the Note:

            (a) extend or change the time of payment and/or the manner, place or terms of payment of any and all Obligations;

                                       3

            (b) supplement, amend, restate, supersede, or replace the Note;

            (c) settle, compromise or grant releases for any Obligations and/or any person or persons liable for payment of any Obligations;

            (d) exchange, release, surrender, sell, subordinate or compromise any collateral of any party now or hereafter securing any of the
      Obligations; and

            (e) apply any and all payments received from any source by Secured
      Party at any time against the Obligations in any order as Secured Party may determine;

all of the foregoing in such manner and upon such terms as Secured Party may determine and without notice to or further consent from Pledgor and without impairing or modifying the terms and conditions of this Agreement which shall remain in full force and effect.

      14. No Impairment. This Agreement shall remain in full force and effect and shall not be limited, impaired or otherwise affected in any way by reason of:

            (a) any delay in making demand on Pledgor for or delay in enforcing or failure to enforce, performance or payment of Pledgor's Obligations; or

            (b) any failure, neglect or omission on Secured Party's part to perfect any lien upon, protect, exercise rights against, or realize on, any property of Pledgor or any other party securing the Obligations.

      15. No Further Liens. Pledgor covenants and agrees that Pledgor shall not, without the prior written consent of Secured Party, sell, encumber or grant any lien, security interest or option on or with respect to any of the Pledged
Collateral.

      16. Counsel. This document has been prepared by Shefsky & Froelich Ltd.
("S&F") solely in its capacity as counsel for Pledgor. S&F has advised the parties that it has provided legal services in the past for Secured Party or his affiliates, which may be deemed to constitute a conflict of interest, and the parties consent to S&F's continued representation of Pledgor and possible future representation of M2M. S&F has advised Secured Party that it is not acting as his counsel with respect to the subject matter hereof and has advised Secured
Party to retain independent counsel. No inference in favor or against either party should be drawn based upon who served as principal draftsman of this
Agreement.

      17. No Waiver. Any failure of or delay by Secured Party to exercise any right or remedy hereunder shall not be construed as a waiver of the right to exercise the same or any other right or remedy at any other time.

      18. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto regarding the subject matter hereof and this
Agreement may be modified only by a written instrument signed by Pledgor and
Secured Party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and assigns. The recitals set forth above are hereby incorporated herein and made a part hereof by this reference.

      19. Governing Law. This Agreement is made in and shall be governed by and construed in accordance with the internal laws (as opposed to the Conflicts of
Law principles) of the State of Illinois, and the provisions hereof shall be

                                       4

deemed severable in the event of the invalidity of any provision. Pledgor irrevocably agrees to service of process by certified mail, return receipt requested to the address set forth on the signature page hereto unless Pledgor otherwise notifies Secured Party in accordance with the terms hereof of a change in such address.

      20. Notice. All communications which either party may provide to the other herein shall be sent to the party entitled to notice at the respective address set forth on the signature page hereto or such other address as the party entitled to notice shall provide to the other, and may be delivered in person, with receipt acknowledged, or sent by telex, telecopy, nationally reorganized overnight courier service or by United States mail, registered or certified, return receipt requested, postage prepaid.

      IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first set forth above.

PLEDGOR:                                              SECURED PARTY:
M2M ACQUISITION, LLC

                                                      -------------------------------------------
                                                      LOUIS L. ORENSTEIN
By:
          -------------------------------------
          Lee Wiskowski, Manager

Address:        875 North Michigan Avenue-#3335
                Chicago, IL  60611

Facsimile:       312-640-2976

                                       5

                    FIRST AMENDMENT TO STOCK PLEDGE AGREEMENT

      First Amendment dated as of this 23d day of May, 2005 to that certain
Stock Pledge Agreement ("Agreement") between M2M ACQUISITION, LLC ("Pledgor")
and LOUIS L. ORENSTEIN ("Secured Party"). Also party to this Rider are each of
ROBERTI JACOBS FAMILY TRUST U/A/D 11/11/89 ("RJFT"), GRANDER, LLC ("Grander")
and DJS INVESTMENTS II, LLC ("DJS" - together with RJFT and Grander, collectively, the "Entities," and together with Pledgor, collectively the
"Pledgors").

                                    RECITALS:

      A. Pledgor and Secured Party entered into the Agreement to collateralize the $450,000 loan from Pledgor to Secured Party, the proceeds of which were used to fund a $434,800 loan to Mind2Market, Inc. (the "Pledgor Loan) and the purchase at $0.001 per share of 15,200,000 shares of common stock of
Mind2Market, Inc. ("Company"), of which 100,000 of said shares have been assigned to Secured Party as additional interest, and the remaining 15,100,000 shares were pledged as collateral to Secured Party (the "Pledged Shares").

      B. The Entities are the Members of Pledgor, and on this date have, subject to Secured Party's consent, Pledgor has assigned the Pledged Shares as follows:

                  Assignee                              Shares
                  --------                              ------
                  RJFT...........................        9,437,500
                  Grander........................        2,831,250
                  DJS............................        2,831,250

In order to ensure that the Pledged Shares remain subject to the pledge created by the original agreement, the Entities are added as parties to the Agreement on a nonrecourse basis (with recourse only to the Pledged Shares which continue as collateral), the Pledgor Loan is added as additional collateral and the
Agreement is amended as set forth below.

      NOW THEREFORE, in consideration of the premises and covenants contained herein and other good and valuable consideration, the Agreement is amended as follows:

      1. Pledgor Note. The $438,400 promissory note payable from Company to
Pledgor is added as additional collateral to Secured Party. Pledgor agrees upon default by Pledgor with respect to the Note to endorse the Note to the order of
Pledgor and to deliver the Note to Secured Party to hold pending payoff of the
Pledgor Loan. All payments with respect to the Pledgor Note shall be applied by
Pledgor to reduce the indebtedness evidenced by the loan from Secured Party to
Pledgor.

      2. Pledged Shares. Secured Party consents to the transfer by Pledgor of the Pledged Shares to the Entities in accordance with their respective percentages set forth in the preamble hereof. Effective as of the date hereof, each of the Entities pledges to Secured Party the number of shares of common stock of Company owned by it to secure the obligations of Pledgor to Secured
Party (collectively, the "Obligations"), to be held by Secured Party subject to the terms of the Agreement as collateral for the Obligations, and in the event of a default by Pledgor with respect to the Obligations and the failure to cure by Pledgor within the requisite time period, Secured Party shall have all of the rights under the original Agreement with respect to the Pledged Shares. By counterpart execution hereof, each of the Entities is added as a party to the

Agreement for the purposes as aforesaid, without recourse individually, but with recourse to the Pledged Shares owned by the Entity, and further agrees to cause the certificates standing in its name for the Pledged Shares to be delivered to
Secured Party or his designees upon receipt, together with an assignment separate from certificate duly endorsed in blank. Upon satisfaction of the
Obligations in full, the Secured Party agrees to return to each Entity that number of Pledged Shares remaining which were not disposed of by Secured Party in order to satisfy the Obligations.

      3. Recitals. The Recitals set forth above are incorporated by reference herein and made a part hereof as if fully rewritten. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and cannot be amended unless in writing and signed by Secured Party and the holders of a majority of the Pledged Shares. This Agreement may be executed in several counterparts, whether by original, photocopy or facsimile, all of which when taken together as a whole shall constitute one valid and binding obligation of the parties.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

ENTITIES:                                      PLEDGOR:

ROBERTI JACOBS FAMILY TRUST U/A/D              M2M ACQUISITION, LLC
11/11/89

                                               By:
                                                       ------------------------
By:                                                    Lee Wiskowski, Manager
          -------------------------------
          Trustee

                                               SECURED PARTY:
GRANDER, LLC

                                               --------------------------------
By:                                            LOUIS L. ORENSTEIN
          -------------------------------
          Lee Wiskowski, Manager

DJS INVESTMENTS II, LLC

By:
          -------------------------------
          Douglas J. Stukel, Manager

                                       2